

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 20, 2010

Dennis Oklak
Chief Executive Officer
Duke Realty Corporation
600 East 96th Street
Suite 100
Indianapolis, Indiana 46240

> **Re:** **Duke Realty Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 000-20625**

Dear Mr. Oklak:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies, page 61

Purchase Accounting, page 63

Note 7 – Impairments and Other Charges, page 74

1. We note that you recognized an impairment charge of $136.6 million as relate to your disposal of approximately 1,800 acres of land. In determining the fair value

of the land, we note that you used a market approach and, to the extent current comparable sales values were unavailable, made adjustments to historical comparable sales based on the your understanding of current market conditions and experience. Please tell us and disclose in future filings the assumptions made by management in determining fair value.

2.   We also note that impairment charges of $78.1 million were recognized for 28 commercial buildings. In calculating such charges, we note that you used either the income approach or market approach in determining fair value. To the extent it is material, please tell us the market approach that was used and assumptions made in determining fair value.

<u>Note 8 – Indebtedness, page 76</u>

3.   We note in determining fair value of your fixed rate secured debt and fixed rate unsecured debt was primarily based upon inputs categorized as Level 3 within the fair value hierarchy. Please tell us, and disclose in future filings to enhance transparency, the significant unobservable inputs that were used in determining the value of such debt.

4.   In addition to the extent broker estimates are used in valuing the aforementioned debt, explain to us, and disclose in future filings to enhance transparency, the procedures you performed to validate the estimates you obtained to ensure the fair value determination is consistent with FASB ASC 820, *Fair Value Measurements and Disclosures*.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Erin Martin, Attorney at (202) 551-3391, Jennifer Gowetski, Attorney at (202) 551-3401, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief